Mail Stop 3561

November 14, 2007

Christopher M. Armstrong, President
ESE Corporation
138 Weatherwood Road
Rock Hill, South Carolina 29732

Re: **ESE Corporation**
        Amendment No. 8 to Registration Statement on
        Form SB-2
        Filed October 18, 2007
        File No. 333-128110

Dear Mr. Armstrong:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter of July 16, 2007 and your revised disclosure. We reissue in part our prior comment. The disclosure on page 20 provides that it will cost $15,800 to open the coffee shop and that, "This money will be advanced by our officers and directors over the next couple of months when they have time to devote to our operations." The conditions to open the coffee shop as listed on pages 6, 7, 14, 20 and 21 provide in part that, "We will open for business when … our officers and directors have given us $15,800." Please discuss when the officers and directors will loan or give the company

$15,800 to open the coffee shop. We note that your disclosure, that the officer and directors will advance the company $15,800 over the next several months, has been in several amendments to the registration statement over the past year, thus, it is unclear why the officers and directors have not loaned the company these funds at this time. Please explain and revise accordingly. If the officers and directors intend to loan the company these funds after the registration statement is effective, please state so in the prospectus and disclose when the funds will be loaned to the company, e.g., within one week after effectiveness. In addition, please clearly disclose when the coffee shop will open after the registration statement is effective.

2.   Please explain your revised disclosure on pages 6, 7, 14, 20 and 21 that, "An ingestion of capital in a lump sum of $15,800 by third parties would expedite opening the shop." Please also reconcile this statement with the disclosure that the officers and directors will advance the company $15,800 over the next several months.

3.   Pleas reconcile the statement on page 6 that, "We will open for business when this registration statement is declared effective by the SEC" with the statement that, "We plan to lease the equipment within 90 days from the date of this prospectus."

4.   Please update the "Executive Compensation" and "Principal Shareholders" sections.

Certain Transactions, page 33

5.   Please include the dates in which Mr. Armstrong gave $2,500 and $24,800 to the company.

Experts, page 34

6.   Please revise to reference all dates of the audited financial statements. The disclosure refers only to financial statements for the year ended May 31, 2006.

Financial Statements

Note 3 – Property and Equipment, page F-10

7.   The staff presumes the independent accountant relied upon to determine impairment is not the accountant that audits your financial statements. Please advise and revise as necessary.

Updating

8.   Please update your registration statement to include interim financial statement for the fiscal quarter ended August 31, 2007 and provide a current consent of the independent accountant in any amendment. See Items 310(b) and (g) of Regulation S-B.

Consent of Independent Registered Public Accounting Firm

9.   It appears that the auditor should consent to the use of its report dated September 3, 2007 since that is the actual date of the report. Please advise your auditor to correct the consent.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Raquel Howard at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

                           Sincerely,

                           John Reynolds
                           Assistant Director

cc: Conrad Lysiak, Esq.
      Fax: (509) 747-1770